SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 333-164036

JX Holdings, Inc.
(Translation of Registrant's Name Into English)

6-3, Otemachi 2-Chome
Chiyoda-ku, Tokyo 100-8161
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report:

1.	English translation of a notification with respect to forecasts of business results and management policy for the fiscal year ending March 31, 2011.

2.	English translation of JX Group Strategy Presentation “Medium-Term Management Plan” and” and “Long-Term Vision” dated May 10, 2010.

3.	English translation of the flash report on financial results as filed with the Tokyo Stock Exchange on behalf of Nippon Oil Corporation on May 10, 2010.

4.	English translation of the flash report on financial results as filed with the Tokyo Stock Exchange on behalf of Nippon Mining Holdings, Inc. on May 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JX Holdings, Inc.

By:	/s/ Hisao Abe
	Name:	Hisao Abe
	Title:	General Manager
IFRS Project Department

Date:  May 11, 2010